
NEWALTA

Better ways to manage waste



06019017

November 20, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: **Newalta Income Fund (the "Fund")**
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1.   Press Release dated November 15, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
General Counsel

TBW/vz
Encl.

PROCESSED

DEC 1 2 2006

THOMSON
FINANCIAL

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL   403.266.6556
FAX   403.262.7348
WEB   www.newalta.com



NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces November Distribution

CALGARY, Alberta, Canada, November 15, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of November, 2006, payable on December 15, 2006, to all unitholders of record on November 30, 2006. The ex-distribution date is November 28, 2006.

Based on the November 15, 2006 closing price of $26.30 per trust unit, the November distribution represents an annualized cash-on-cash yield of approximately 8.4%.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019